William J. Evers

Vice President & Counsel

Tel: 212-314-5027

Fax: 212-314-3953

January 23, 2012

VIA EDGAR

Alison White, Esquire

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	Separate Account FP of AXA Equitable Life Insurance Company

Post-Effective Amendment No. 16 to Registration Statement on Form N-6

File Nos.: 333-103202 and 811-04335

Dear Ms. White:

AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company) today has transmitted via EDGAR for filing pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”), Post-Effective Amendment No. 16 and Amendment No. 91 (the “Amendment”) to AXA Equitable’s Form N-6 Registration Statement under the 1933 Act and the Investment Company Act of 1940, respectively (File Nos.: 333-103202 and 811-04335). The Registrant is Separate Account FP of AXA Equitable Life Insurance Company.

The Amendment relates to the addition of special services the Company is making available under its Survivorship Incentive Life® variable universal life policies. The Amendment also relates to the addition of a charge for returned payments due to insufficient funds. All of the special services are optional and are available for an additional charge. The special services relate to policy owner requests for the following:

(1)  wire transfers

(2)  express mail delivery

(3)  additional policy illustrations

(4)  a duplicate policy

(5)  a policy history

Immediately following receipt of comments from the Securities and Exchange Commission staff (the “staff”), the Company will be requesting approval under Rule 485(b)(1)(vii) to add the identical disclosure in connection with these special services and the charge for returned payments due to insufficient funds (as reviewed and commented on by the staff) to the following registration statements of AXA Equitable and its affiliate, MONY Life Insurance Company of America:

AXA Equitable Life Insurance Company (Separate Account FP)

333-103199

333-134307

333-132200

333-17665

333-17669

333-17663

333-17641

333-17671

333-17639

AXA Equitable Life Insurance Company (Separate Account I)

333-17633

MONY Life Insurance Company of America (Variable Account L)

333-134304

333-56959

033-82570

As to the duplicate contract policy charge only:

AXA Equitable Life Insurance Company (Separate Account 45)

33-83750

333-64751

333-61380

333-73121

AXA Equitable Life Insurance Company (Separate Account 49)

333-05593

333-103202

333-153809

333-130988

333-64749

Related S-3 filings will be made via 424(b)(3). These include:

333-173731 (Separate Account 45 and Separate Account 49 – Accumulator® Fixed Maturity Options)

The availability of the special services and the assessment of the charge for returned payments due to insufficient funds will apply to the Survivorship Incentive Life® variable universal life policies on or about May 1, 2012. To that end, we would appreciate your comments on the Amendment by Friday, March 9, 2012.

Please contact the undersigned at 212-314-5027 or Christopher E. Palmer at 202-346-4253 of Goodwin Procter LLP, if you have any questions.

Very truly yours,

/s/ William J. Evers
William J. Evers

cc:	Christopher E. Palmer, Esq.

Goodwin Procter LLP